July 17, 2015

FILED AS EDGAR CORRESPONDENCE

Mr. Jeffrey W. Long

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PFM Funds (File No. 811-04933) (the "Trust")

Dear Mr. Long:

We are responding to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") received during the telephone conversation which took place on June 17, 2015 with respect to the annual shareholder report of the Trust on Form N-CSR for the period ended June 30, 2014 that was filed with the Commission on September 5, 2014. For your convenience, the substance of the Staff's comments is summarized below and is followed by the Trust's response.

1.	Comment: Going forward, please include the information required by paragraphs 10 and 12 of rule 6-04 of Regulation S-X in the Trust's Notes to the Financial Statements, as required for issuers presenting a Statement of Net Assets in lieu of a Balance Sheet under Regulation S-X rule 6-05.

Response: The Trust will include the required disclosures going forward.

2.	Comment: With regard to the Trust's Fee Reduction Agreements with PFM Asset Management LLC ("PFM") applicable to each of Prime Series and Government Series (each, a "Fund"), please confirm that any payment of fees previously waived will be in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 (the "2009 Audit Risk Alert"), which states:

The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Response: PFM has entered into voluntary Fee Reduction Agreements (which were renamed Fee Deferral Agreements in 2014 but were not substantively changed) with the Funds ("Fee Deferral Agreements") in order to help the Funds achieve a more competitive yield. Under the Fee Deferral Agreements, a copy of which is attached hereto as Appendix A, PFM may, but is not obligated to, reduce a Fund's advisory, administration or transfer agent fees payable to PFM ("Service Fees") in the event a Fund's monthly distribution yield falls below 1.0%. Under the contracts, fees waived by PFM may be recouped by PFM for a period of up to three years from the month in which the fees were waived, subject to certain terms and conditions, including that the monthly distribution yield of the Fund in effect at the time of recoupment exceeds 1.0%. The Fee Deferral Agreements also provide that PFM may not recoup in a given month any amounts that exceed 15% of the aggregate Service Fees payable by a Fund to PFM in that calendar month. As evidenced by the foregoing, the contractual arrangements set forth in the Fee Deferral Agreements do not create and were not intended to create an expense cap. As a result, the Trust believes that the guidance set forth in the 2009 Audit Risk Alert, which by its terms is specifically applicable to the recapture of prior year expenses under expense cap agreements, is not applicable to the Funds' Fee Deferral Agreements.

Mr. Jeffrey W. Long

July 17, 2015

3.	Comment: Please confirm that the presentation of each Fund's Ratio of Expenses to Average Net Assets in the Financial Highlights complies with the requirements of Instruction 4(b) to Item 13 of Form N-1A by reflecting only reductions in the expenses that are set forth in paragraphs 2(a) and 2(f) of rule 6-07 of Regulation S-X.

Response: The Trust confirms that the presentation of each Fund's Ratio of Expenses to Average Net Assets in the Financial Highlights complies with such requirements.

* * * *

The Trust acknowledges that: (i) the Commission is not foreclosed from taking any action with respect to the Trust's filing of its certified shareholder report on Form N-CSR; (ii) the Staff review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Trust will not assert the Commission's staff review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any further questions or comments, please do not hesitate to call me at (212) 756-2149.

Sincerely,

/s/ Pamela Chen

Pamela Chen

cc:	Debra J. Goodnight, Treasurer of the Trust Daniel R. Hess, Assistant Treasurer of the Trust

APPENDIX A

FEE DEFERRAL AGREEMENT

FEE DEFERRAL AGREEMENT (this "Agreement") effective as of July 1, 2014 between PFM Asset Management LLC, a Delaware limited liability company ("PFM Asset Management") and PFM Funds, a Virginia business trust (the "Fund").

WHEREAS, the Fund and PFM Asset Management have entered into agreements dated July 1, 2014 pursuant to which PFM Asset Management provides administration, transfer agent and investment management services (such agreements, as amended to date, collectively, the "Services Agreements") to Prime Series and Government Series of the Fund, which constitute the sole series of the Fund, for compensation based on the value of the average daily net assets of the relevant Series; and

WHEREAS, in view of the current interest rate environment in which Prime Series is operating, the Fund and PFM Asset Management have determined that it is appropriate and in the best interests of Prime Series and its shareholders to create provision for temporary reduction of the expenses of Prime Series;

NOW, THEREFORE, the parties hereto agree as follows:

1. At any time that the monthly distribution yield to shareholders in Prime Series or any class thereof for the immediately preceding calendar month shall have been less than 1.0%, PFM Asset Management may, but shall not be obligated to, temporarily waive any or all of the fees payable pursuant to the Services Agreements by the Fund to PFM Asset Management in respect of Prime Series or any class thereof (the "Fee Deferral"). In the event that PFM Asset Management shall elect to initiate a Fee Deferral, the Fee Deferral shall be applicable to the computation of the net income and net asset value ("NAV") of such class or classes of shares of Prime Series as are affected by the Fee Deferral on the business day immediately following the date on which PFM Asset Management shall have given notice to the Fund of the portion of its fees under the Services Agreements to be temporarily waived pursuant to the Fee Deferral. A Fee Deferral initiated by PFM Asset Management pursuant to this Section shall remain in effect during the remaining term of the Services Agreements unless sooner terminated or revised by PFM Asset Management in accordance with Section 3, below.

2. PFM Asset Management shall give notice to the Fund on a regular basis, but in all events not less frequently than quarterly, of (i) the aggregate amount of fees which have been temporarily waived by reason of a Fee Deferral (the "Accumulated Deferred Fees"), and (ii) the amount of such temporarily waived fees for each calendar month, and (iii) the amount of Accumulated Deferred Fees which has been restored to PFM Asset Management pursuant to Section 4 of this Agreement.

3. At any time by notice to the Fund, PFM Asset Management, whether or not incident to any restoration of temporarily waived fees pursuant to Section 4 below, may in its discretion (i) terminate any Fee Deferral then in effect or (ii) increase or decrease the portion of its fees under the Services Agreements that are then being waived pursuant to the Fee Deferral.

4. Subject to the limitations of Section 5 below, at any time after a Fee Deferral has been initiated by PFM Asset Management, if the monthly distribution yield of the applicable class of Prime Series, calculated without giving effect to any Fee Deferral which shall then be in effect, shall exceed 1.0% for any calendar month, the Fund, upon the request of PFM Asset Management, thereafter shall be obligated to pay from the assets of Prime Series the amount of the Accumulated Deferred Fees to PFM Asset Management (less the amount of any payments previously made by the Fund to PFM Asset Management pursuant to this Section 4), attributable to the Prime Series or class thereof, as applicable. Any Accumulated Deferred Fees paid to PFM Asset Management which relate to the waiver of any fee that is borne by all classes of Prime Series, such as investment advisory and administration fees, will be borne by all classes of Prime Series ratably based upon the daily net assets of each class. Any Accumulated Deferred Fees paid to PFM Asset Management which relate to the waiver of any fee that is borne by a specified class of Prime Series, such as transfer agent fees, will be borne only by that class of Prime Series in the respective calendar month. During any month in which Accumulated Deferred Fees are being paid to PFM Asset Management by a class of Prime Series, no fees shall be waived by PFM Asset Management pursuant to this Fee Deferral Agreement that are allocable to that class of Prime Series.

5. Notwithstanding anything to the contrary, (i) the amounts paid to PFM Asset Management by reason of Section 4 of this Agreement in respect to any calendar month shall not exceed 15% of the

DOC ID - 20732715.4

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aggregate fees payable by the Fund to PFM Asset Management under the Services Agreements with respect to any class of shares of Prime Series for such month, (ii) any remaining amounts payable to PFM Asset Management pursuant to Section 4 shall be paid by the Fund in one or more subsequent months (subject to the limitation of clause (i) of this Section 5), and (iii) no amount shall be paid pursuant to Section 4 to the extent it represents a payment with respect to fees waived by PFM Asset Management more than three years prior to the calendar month in which such payment would be made.

6. Nothing herein contained shall be deemed to require the Fund to take any action contrary to its Declaration of Trust or By-Laws, or contrary to any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund's Board of Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

7. Any question of interpretation of any term or provision of this Agreement, including but not limited to the computation of net asset value, shall be resolved with reference to relevant terms and provisions of the Advisory Agreement which is one of the Services Agreements ("Advisory Agreement").

8. Whenever any notice is required or permitted to be given under this Agreement, such notice shall be given in accordance with the terms of the Advisory Agreement.

9. This Agreement may be amended only by a written agreement signed by each of the parties hereto.

10. PFM Asset Management acknowledges the limitation of shareholder liability as set forth in the Declaration of Trust, as amended, of the Fund and agrees that the obligations assumed by the Fund pursuant to this Agreement shall be limited in all cases to Prime Series and its assets, and that PFM Asset Management shall not seek satisfaction of any such obligations from the trustees, officers or shareholders of the Fund.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers hereunto duly authorized as of the date and year first above written.

PFM ASSET MANAGEMENT LLC

By:__________________________
Name:
Title:

PFM FUNDS ON BEHALF OF PRIME SERIES

By:__________________________
Name:
Title

DOC ID - 20732715.4

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